Exhibit 99.2

April 22, 2026
TO THE SHAREHOLDERS OF DIANA SHIPPING INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of Diana Shipping Inc. (the “Company”) which will be held on May 28, 2026 at 8:00 a.m. Eastern Daylight Time. The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/DSX2026. You will not be able to attend the Meeting physically.
At the Meeting, holders of shares of common stock, par value US$0.01 per share (the “Common Shares”), Series C Preferred Stock, par value US$0.01 per share (the “Series C Preferred Shares”) and Series D Preferred Stock, par value US$0.01 per share (the “Series D Preferred Shares”) of the Company (the “Shareholders”) will consider and vote upon the following proposals:
1.
To elect three Class III Directors to serve until the 2029 Annual Meeting of Shareholders (“Proposal One”);
2.
To approve the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2026 (“Proposal Two”); and

3.
To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy. The adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.

If you virtually attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. Accordingly, if you have elected to receive your proxy materials by mail, please date, sign and return the proxy card to be mailed to you on or about April 22, 2026, which does not require postage if mailed in the United States. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. If you received your proxy materials over the Internet, please vote by Internet or by telephone in accordance with the instructions provided in the Notice of Internet Availability of Proxy Materials that you will receive in the mail. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours,

Semiramis Paliou Chief Executive Officer

16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (210) 947-0100, Fax: + (30) (210) 947-0101
e-mail: ir@dianashippinginc.com – www.dianashippinginc.com

DIANA SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 22, 2026
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock, par value US$0.01 per share (the “Common Shares”) (such holders, the “Shareholders”) of Diana Shipping Inc. (the “Company”) will be held on May 28, 2026 at 8:00 a.m. Eastern Daylight Time (the “Meeting”). The Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/DSX2026.  The Meeting will be held for the following purposes, of which items 1 and 2 are more fully set forth in the accompanying Proxy Statement:
1.
To elect three Class III Directors to serve until the 2029 Annual Meeting of Shareholders (“Proposal One”);
2.
To approve the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2026 (“Proposal Two”); and

3.
To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on April 20, 2026 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting. Shareholders may log into the virtual meeting platform beginning at 7:45 a.m. Eastern Standard Time, on May 28, 2026.

If you virtually attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Margarita Veniou
Secretary

April 22, 2026
Athens, Greece

DIANA SHIPPING INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 28, 2026
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Diana Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held virtually on May 28, 2026 at 8:00 a.m. Eastern Daylight Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of April 20, 2026.
VOTING RIGHTS AND OUTSTANDING SHARES
On April 20, 2026 (the “Record Date”), the Company had outstanding 123,541,672 shares of common stock, par value US$0.01 per share (the “Common Shares”), 10,675 shares of Series C Preferred Stock, par value US$0.01 per share (the “Series C Preferred Shares”) and 400 shares of Series D Preferred Stock, par value US$0.01 per share (the “Series D Preferred Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held, 1,000 votes for each Series C Preferred Share then held and approximately 61,581 votes for each Series D Preferred Share then held. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “DSX.”

REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, at 16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person (by participating through the virtual meeting website).

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has eleven directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three‑year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Ms. Semiramis Paliou, Mr. Ioannis Zafirakis and Mr. Apostolos Kontoyannis, for re-election as directors whose term will expire at the 2029 Annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Semiramis Paliou	51	Class III Director
Ioannis Zafirakis	54	Class III Director
Apostolos Kontoyannis	77	Class III Director

Semiramis Paliou has served as a Director of Diana Shipping Inc. since March 2015, and as the Company’s Chief Executive Officer, Chairperson of the Executive Committee and member of the Sustainability Committee since March 2021. Ms. Paliou has been the Chief Executive Officer of Diana Shipping Services S.A. since March 2021. Ms. Paliou is the Chairperson of the Hellenic Marine Environment Protection Association (HELMEPA), a position she has held since June 2020, while she joined its board of directors in March 2018. As of July 2023, she serves as Chairperson of INTERMEPA. She is also a member of the board of directors of the UK P&I Club since November 2020, member of the Union of Greek Shipowners since February 2022 and member of the Global Maritime Forum since April 2022. She is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai, Bureau Veritas, American Bureau of Shipping and Hellenic War Risks. She also served as a Director of OceanPal Inc. (NASDAQ: SVRN) from April 2021 until October 2025 and as the Chairperson of the Board of Directors and of the Executive Committee of OceanPal Inc. from November2021 until October 2025.
Ms. Paliou has over 20 years of experience in shipping operations, technical management and crewing. She began her career at Lloyd’s Register of Shipping where she worked as a trainee ship surveyor from 1996 to 1998. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015, she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016, she served as Vice-President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. From November 2018 to February 2020, she worked as Chief Operating Officer of Performance Shipping Inc. (ex. Diana Containerships Inc.)  (NASDAQ: PSHG). From October 2019 until February 2021, Ms. Paliou served as Deputy Chief Executive Officer of Diana Shipping Inc. She also served as member of the Executive Committee and the Chief Operating Officer of the Company from August 2018 until February 2021.

Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. She completed courses in “Finance for Senior Executives”, in “Authentic Leader Development” and a certificate program on “Sustainable Business Strategy” all at Harvard Business School. Ms. Paliou is also the daughter of Simeon Palios, the Company’s Chairman.
Ioannis Zafirakis has served as a Director of Diana Shipping Inc. since February 2005. Mr. Zafirakis is the President of the Company since January 2026. He is also member of the Executive Committee of the Company. Mr. Zafirakis has held various executive positions such as the Secretary of the Company, Co-Chief Financial Officer, Treasurer, Chief Strategy Officer, Company’s Chief Financial Officer, Chief Operating Officer, Executive Vice-President and Vice-President. He is the Managing Director of Diana Shipping Services S.A. since January 2026. Mr. Zafirakis served as the Chief Strategy Officer and Co-Chief Financial Officer of Diana Shipping Services S.A. since January 2025. Prior to this, he was the company’s Chief Financial Officer from March 2020 (Interim Financial Officer until February 2021) and held the positions of Director and Treasurer. Also, he served as a Director of OceanPal Inc. (NASDAQ: SVRN) from April 2021 to February 2026. He has also served as the President, Secretary and Interim Chief Financial Officer of OceanPal Inc. from November 2021 to April 2023. He was also member of the Executive Committee of OceanPal Inc. until February 2026.
From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020, he also served as Director and Secretary of Performance Shipping Inc. (ex. Diana Containerships Inc.) (NASDAQ:PSHG), where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr. Zafirakis, currently also acts as Director, President, Secretary and Treasurer, for Sea Transportation Inc.
Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. In 2024, Mr. Zafirakis attended and completed the Advanced Management Programme at INSEAD Business School in Singapore. Mr. Zafirakis has also obtained a certificate in “Blockchain Economics: An Introduction to Cryptocurrencies” from Panteion University of Social and Political Sciences in Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.
Apostolos Kontoyannis is a Director, the Chairperson of the Compensation Committee and a member of the Audit Committee of Diana Shipping Inc., positions he has held since March 2005. Since March 2021, Mr. Kontoyannis also serves as the Chairperson of the Sustainability Committee of the Company. Mr. Kontoyannis has over 40 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in Business Administration and Finance from Boston University.
Audit Committee. The Company’s Board has established an Audit Committee, composed of two members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board the engagement of the Company’s outside auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. Kyriacos Riris (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert). As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NYSE, other than the Audit Committee requirement.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2026.
Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Directors

Margarita Veniou
Secretary

April 22, 2026
Athens, Greece